Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

Great Panther Announces 2022 AGM Results

Vancouver, BC, June 30, 2022 - Great Panther Mining Limited (TSX:GPR; NYSE-A:GPL) (“Great Panther” or the “Company”), a growing gold and silver producer focused on the Americas, reports that all proposed resolutions were passed at its Annual General Meeting (the "Meeting"), held on June 29, 2022, via virtual webcast.

A total of 167,149,329 common shares of the 471,094,691 common shares outstanding were voted, representing 35.48% of the issued and outstanding common shares of Great Panther. Shareholders voted in favour of all items of business before the Meeting, including the election of all directors as follows:

	NUMBER OF SHARES		PERCENTAGE OF VOTES CAST
	FOR	WITHHELD	FOR	WITHHELD
Trudy M. Curran	88,325,413	14,925,834	85.54%	14.46%
Joseph Gallucci	88,554,030	14,697,217	85.77%	14.23%
Alan Hair	89,490,866	13,760,381	86.67%	13.33%
John Jennings	78,106,489	25,144,758	75.65%	24.35%
Elise Rees	91,611,947	11,639,300	88.73%	11.27%
Kevin J. Ross	92,231,941	11,019,306	89.33%	10.67%
Dana Williams	88,503,147	14,748,100	85.72%	14.28%

In addition, shareholders voted 90.36% in favour of setting the number of directors at seven, 88.80% in favour of appointing KPMG LLP as auditors, and 81.06% in favour of a resolution authorizing the Company to proceed with a share consolidation on terms to be determined by the board of directors. For more information see the Management Information Circular dated May 16, 2022, available on the Company’s website at www.greatpanther.com/investors/agm.

ABOUT GREAT PANTHER

Great Panther is a growing gold and silver producer focused on the Americas. The Company owns a diversified portfolio of assets in Brazil, Mexico and Peru that includes three gold and silver mines, an advanced development project and a large land package with district-scale potential. Great Panther is actively exploring large land packages in highly prospective districts and is pursuing acquisition opportunities to complement its existing portfolio. Great Panther trades on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL.

For more information, please contact:

Fiona Grant Leydier

Vice President, Investor Relations

T : +1 604 638 8956

TF : 1 888 355 1766

E : fgrant@greatpanther.com

W : www.greatpanther.com

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	1